SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
                               fax (212) 593-5955

                                   www.srz.com


                                 October 25, 2006
VIA EDGAR

Larry Greene, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

      RE:      Excelsior Absolute Return Fund of Funds, LLC
               Excelsior Absolute Return Fund of Funds Master Fund, LLC
               TENDER OFFER STATEMENTS ON SCHEDULE TO (FILE NOS. 005-80094 AND 005-80093) (THE "TENDER OFFER STATEMENTS")

Dear Mr. Greene:

              On behalf of Excelsior Absolute Return Fund of Funds, LLC and Excelsior Absolute Return Fund of Funds Master Fund, LLC (each, a "Fund," and collectively, the "Funds"), we are responding to your comments to the Funds' Tender Offer Statements on Schedule TO, filed on October 13, 2006 ("Schedule TO"), as discussed in a telephone conversation on October 18, 2006 with John G. Jerow of Schulte Roth & Zabel LLP. On behalf of the Funds, please find our responses (in brackets) to your comments below. Please note that capitalized terms used herein will have the meanings ascribed to them in the Tender Offer Statements.

              1. Please include references to the fact that the Fund may cancel, amend, postpone or extend the Offer in the following locations: the last bullet point of the Summary Term Sheet in the Offer Letter (Exhibit B to the Schedule TO); the second sentence of the first paragraph of Section 2 thereof; and the fourth sentence of the first paragraph of Section 7 thereof.

                   [We   will   include   these  suggested  changes  in   future
Schedule TO filings for the Funds.]

              2. Please include a reference in the last bullet point on page B-6 of the Summary Term Sheet to the conditions upon which a Fund will cancel, amend, postpone or extend an Offer.

                   [We will include a reference to Section 7 of the Offer Letter, which contains a discussion of the conditions upon which a Fund will cancel, amend, postpone or extend an Offer.]

              3. Please explain why the last sentence of the first paragraph of the Letter of Transmittal (Exhibit C to the Schedule TO) is in all-caps.

October 25, 2006
Page 2


                   [The sentence in the actual Letter of Transmittal received by investors is in bold-case format. Because the Schedule TO was filed in ASCII format, we have shown the bold-case emphasis by formatting it in all-caps.]

              In addition to the foregoing, each Fund acknowledges that:

              o The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

              o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

              o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              Each Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call Kenneth Gerstein at (212) 756-2533 or me at (212) 756-2763. Thank you for your assistance regarding this matter.

                                           Very truly yours,

                                           /s/ John G. Jerow